

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2022

411 W. Lafayette, Detroit MI 48226

800-232-6983

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SEC FILE NUMBER
8-35001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Comerica Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 W. Lafayette Blvd., 5th floor
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rhonda Brna	313-222-0232	rlbrna@comerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2323 Victory Aveneu, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Scotto Divetta _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Comerica Securities, Inc. _____ , as of 12/31 _____ , 2022 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN HERGER
NOTARY PUBLIC, STATE OF MICHIGAN
COUNTY OF OAKLAND
My Commission Expires 06-01-2029
Acting in the County of Oakland


Notary Public

Signature: _____

Title: _____ SVP COO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Comerica Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2022

Contents

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 2
Notes to Financial Statements..3



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Comerica Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1992.

February 28, 2023

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	47,918,010
Cash segregated for the benefit of customers		1,014,233
Clearing deposit held at clearing organization		500,000
Receivables from brokers, dealers and clearing organizations and others		2,652,365
Receivables from affiliates		1,130,146
Premises, equipment and software, net of accumulated depreciation of $2,712,044		43,876
Deferred tax assets		1,862,542
Other assets		2,051,439
Total assets	$	57,172,611

Liabilities and shareholder's equity

Liabilities:

Payables to affiliates	$	4,813,735
Payables to customers		19,268
Accrued expenses and other liabilities		5,354,564
Deferred revenue		12,500
Total liabilities		10,200,067

Shareholder's equity:

Common stock - $1 par value:

50,000 shares authorized, issued and outstanding		50,000
Additional paid-in capital		47,175,440
Retained deficit		(252,896)
Total shareholder's equity		46,972,544
Total liabilities and shareholder's equity	$	57,172,611

See accompanying notes.

Comerica Securities, Inc.

Notes to Financial Statements

December 31, 2022

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides services to retail and institutional clients and may participate in firm commitment underwritings as a syndicate member. The Company operates as one reportable segment and is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission (SEC).

2. Significant Accounting Policies (continued)

Trading Securities

Trading securities are recorded at fair value on a recurring basis.

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

Premises, Equipment and Software

Premises, equipment and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three to eight years for equipment and software. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software and was fully amortized as of December 31, 2022.

Revenue Recognition

The Company's revenues from contracts with customers may be recognized when services are completed or as they are rendered, although contracts are generally short-term by nature. Services provided over a period of time are typically transferred to customers evenly over the term of the contracts and the corresponding revenue is recognized as services are provided. Contract receivables are included in receivables from brokers, dealers and clearing organizations and others on the Statement of Financial Condition. Payment terms vary by services offered, and the timing between completion of performance obligations and payment is typically not significant.

Income Taxes

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with the Corporation on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences

2. Significant Accounting Policies (continued)

between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2022.

Financial instruments are categorized into a three-level hierarchy based on the markets in which the instruments are traded and the reliability of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, mutual fund shares and negotiable certificates of deposit. Money market investments held in listed money market funds and reported in cash and cash equivalents on the Statement of Financial Condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are less active and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

3. Fair Value Measurements (continued)

All financial assets were recorded at fair value on a recurring basis at December 31, 2022. The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2022:

	Level 1	TOTAL
Money market investments (a)	$38,838,139	$38,838,139
Total assets at fair value	$38,838,139	$38,838,139

a) Included in cash and cash equivalents in the Statement of Financial Condition.

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 3 fair value measurements during the year ended December 31, 2022. No Level 2 or Level 3 assets were held at December 31, 2022.

4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with related parties, primarily Comerica Bank and the Corporation.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Payables to affiliates of $4,813,735 at December 31, 2022 included amounts due to Comerica Bank and the Corporation of $4,642,453 and $171,282, respectively. Receivables from affiliates totaled $1,130,146 at December 31, 2022 and included current tax receivable and other receivables due from Comerica Bank.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's Statement of Financial Condition. They are conducted on a "when, as, and if-issued"/"delayed settlement" basis and, as such, there is no obligation to the seller or the buyer if the securities or products are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities or products in accordance with the agreement and, to the extent open purchase

5. Financial Instruments with Off-Balance Sheet Risk (continued)

commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2022, there were approximately $21,097,000 of outstanding commitments to purchase securities and $21,097,000 of outstanding commitments to sell securities.

6. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2022, net capital was $39,066,117 and required net capital was $677,887. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.2603 to 1.

7. Income Taxes

The principal components of the deferred tax asset and liabilities were as follows:

Deferred balance

Deferred tax asset	$2,294,412
Valuation allowance	0
Net deferred tax asset	2,294,412
Deferred tax liability	(431,870)
Net deferred tax asset	$1,862,542

The net deferred tax asset at December 31, 2022 primarily consists of allowance for depreciation, contingent liabilities and deferred compensation.

8. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated as part of accrued expenses and other liabilities on the Statement of Financial Condition. Through the normal course of business operations, the Company may be subject to various pending or threatened legal proceedings, examinations, inquiries, and investigations by regulatory authorities, and operational or customer matters. The Company cannot state the eventual outcome of these matters. Based on

8. Commitments and Contingencies (continued)

current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition, results of operations or cash flows.

As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering.

9. Subsequent Event

Management has evaluated events from the date of the financial statements on December 31, 2022, through the date the financial statements were issued. No events were identified requiring recognition in and/or disclosure in the Financial Statements.

The audited financial statement is available for examination at the principal office of Comerica Securities: 411 W. Lafayette, Detroit, Michigan 48226 and at the Chicago Regional Office of the Securities and Exchange Commission.

The internal control over compliance report is available for examination at the principal office of Comerica Securities: 411 W. Lafayette, Detroit, Michigan 48226 and at the Chicago Regional Office of the Securities and Exchange Commission.

A copy of statement of financial condition will be sent free of charge upon request. To make a request, please call Comerica Securities at 800-232-6983.